SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No 8) *

            __________Central European Media Enterprises Ltd. ________

                                (Name of issuer)

                 __________Class `A` Common Shares_______________

                         (Title of Class of Securities)

                        ______G20045103__________________

                                 (CUSIP Number)

                   Mr J Deighton, Mercury Asset Management plc
          33 King William Street, London EC4R 9AS Tel No 0171 203 5744
----------------------------------------------------------------------------
Name , Address and Telephone Number of Person Authorised to Receive Notices
                            and Communications)

                                 15 April, 1997
               ----------------------------------------------------
             (Date of Event which Requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.)




2776

Schedule 13D

CUSIP No. G20045103__________________________

------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      SS OR IRS IDENTIFICATION NO OF ABOVE PERSON
      MERCURY ASSET MANAGEMENT plc
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX  IF A  MEMBER OF A GROUP*
      (A)                                                              [  ]

      (B)                                                              [  ]
------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [  ]
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANISATION
      ENGLAND
------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
                          NONE
    NUMBER OF       ---------------------------------------------------------
     SHARES         8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY              NONE
     EACH           ---------------------------------------------------------
   REPORTING         9    SOLE DISPOSITIVE POWER
     WITH
                          1,921,550
                    ---------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES  CERTAIN SHARES*                                      [  ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        11.49%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IA
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

            The class of equity securities to which this statement relates is the shares of Class `A` Common Stock (the "Class `A` Common Shares") of Central European Enterprises Ltd. (the "Company") whose principal executive offices are located at Clarendon House,Church Street,Hamilton,Bermuda. Its telephone number is (809) 296 1413.

Item 2.     Identity and Background

            This statement is being filed by Mercury Asset Management plc. ("Mercury"), a corporation primarily engaged in the business of managing portfolio investments for its investment clients, organised under the laws of England, whose principal executive offices are located, and principal business activities conducted, at 33 King William Street, London EC4R 9AS, England.

            Pursuant to Rule 13d-4 (17 CFR 240. 13d-4) under the Securities Exchange Act of 1934 (the "Act") Mercury hereby declares that the filing of this statement shall not be construed as an admission that Mercury is or has been for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. As noted above, Mercury manages portfolio investments of its investment clients, and the securities covered by this statement are held solely for the account of such clients.

            Mercury is a wholly-owned subsidiary of Mercury Asset Management Group plc, a holding company listed on London Stock Exchange.

            The name, business address, principal occupation or employment and citizenship of each of the executive officers and directors of Mercury and Mercury Asset Management Group plc, and the name, country of incorporation, principal business, and the address of the registered office (being the address of its principal business and principal office) of Mercury and Mercury Asset Management Group plc are set forth in Annex A hereto, which is incorporated herein by reference.

            Neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A has during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanours), or
(b) been a party to a civil proceeding of a judicial or administrative body as a result of which Mercury or any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

            The source of all funds used to acquire the securities covered by this statement was the investment funds of Mercury's investment clients. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained by Mercury than as described above.

Item 4.     Purpose of Transaction

            The Common Shares were acquired for the purpose of investment.

            (a) Mercury will monitor its investment and review the Company's business affairs and financial position. Based on such review, as well as general economic and industry conditions existing at the time, Mercury may consider from time to time various alternative courses of action and may discuss with management of the Company ways in which the value of its investment may be increased. Such actions may include the acquisition of additional Common Stock through open market purchases, privately negotiated transactions, or otherwise. Alternatively, such actions may involve the sale of all or a portion of Common Stock in the open market, in privately negotiated transactions, through a public offering or otherwise.

            Neither Mercury nor any person named in Annex A has any plans which relate to or would result in any of the following:

            (b) an extraordinary corporate transaction, such as an amalgamation, merger, reorganisation or liquidation, involving the Company or any of its subsidiaries;

            (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

            (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on theboard;

            (e) any material change in the present capitalisation or dividend policy of the Company;

            (f) any other material change in the Company's business or corporate structure;

            (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

            (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorised to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)
            (4) of the Act; or

            (j) any action similar to any of those set forth above.

Item 5.     Interest in Securities of the Issuer

            (a) See Item 2 above. Subject thereto, Mercury has dispositive power with respect to 1,921,550 Common Shares or approximately 11.49% of the Common Shares outstanding.

            (b) See Item 2 above.

            (c) See Item 2 Above. Subject thereto, transactions in the Common Shares effected by Mercury on behalf of its investment clients are set forth in Annex B. All transactions were effected on the National Association of Securities Dealers Automated Quotation System (NASDAQ) National Market System.

            (d) See Item 2 above. The investment clients of Mercury have the right to receive dividends from, and proceeds from the sale of Common Shares.

            (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or

            Relationships with Respect to Securities of the Issuer

            Except as set forth in Item 2 above, neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A hereto has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits
            None.

                         SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: 18 April, 1997

                                         for Mercury Asset Management plc.

                                         By /s/ James Stratford
                                            --------------------
                                              Authorised Signatory
                                                James Stratford


ANNEX A
                                            MERCURY ASSET MANAGEMENT plc.

Executive Officers                                                             Principal
and Directors                           Business Address                       Occupation         Citizenship

Joint Chairman
David William James PRICE              33 King William Street,                  Investment         British
(Joint Chairman)                       London, EC4R 9AS.                         Director

Stephen Anthony ZIMMERMAN              33 King William Street,                  Investment         British
(Joint Chairman)                       London, EC4R 9AS.                         Director

Deputy Chairman

Carol GALLEY (Miss)                    33 King William Street,                  Investment         British
(Deputy Chairman)                      London, EC4R 9AS.                         Director

Christopher Nigel                      33 King William Street,                  Investment         British
HURST-BROWN                            London, EC4R 9AS                          Director
(Deputy Chairman)

Frederick David Stewart                33 King William Street,                  Investment         British
ROSIER (Deputy Chairman)               London, EC4R 9AS                          Director

Vice Chairman

Dr. Ross John BUNCE                    33 King William Street,                  Investment         British
(Vice Chairman)                        London, EC4R 9AS                          Director

Andrew Searle DALTON                   33 King William Street,                  Investment         British
(Vice Chairman)                        London, EC4R 9AS.                         Director

Charles Vivian JACKSON                 33 King William Street,                  Investment         British
(Vice Chairman)                        London, EC4R 9AS                          Director

Directors

Ian ARMITAGE                           33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Norman McLeod BACHOP                   33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Ian Christopher Simon BARBY            33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Stuart John BAXTER                     33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Carol Consuelo BROOKE                  33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

John Loughlin CALLAHAN                 33 King William Street,                  Investment         American
(Director)                             London, EC4R 9AS                          Director

David John CAUSER                      33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Thomas William George                  33 King William Street,                  Investment         British
CHARLTON                               London, EC4R 9AS                          Director
(Director)

Nicholas James CHARRINGTON             33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Colin Martin CLARK                     33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Nicholas James COATS                   33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Stephen Benedict COHEN                 33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

John Nicholas COTTON                   33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Graham Richard DIXON                   33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Charles Bowen FARQUHARSON              33 King William Street,                    Company          British
(Company Secretary                     London, EC4R 9AS                         Secretary
& Director)                                                                     & Director

Christopher Nigel Holland              33 King William Street,                  Investment         British
 FOSTER (Director)                     London, EC4R 9AS                          Director

Seiichi FUKUYAMA                       33 King William Street,                   Alternate         Japanese
(Director)                             London EC4R 9AS                           Director

Peter John GIBBS                       33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Peter John Woodville                   33 King William Street,                  Investment         British
HARRISON (Director)                    London, EC4R 9AS                          Director

Paul HARWOOD                           33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Timothy John HASTON                    33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Andrew Malcolm                         33 King William Street                   Investment         British
HUNTER-JOHNSTON                        London, EC4R 9AS                          Director
(Director)

Michael Francis Mostyn                 33 King William Street,                  Investment         British
Owen JODRELL                           London, EC4R 9AS                          Director
(Director)

Andreas Christian Jutting              33 King William Street                   Investment         Danish
LEHMAN                                 London, EC4R 9AS                          Director
(Director)

Gary LOWE                              33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Roderick James MACLEOD                 33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Paul Roderick Clucas MARSHALL          33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Keith Richard MULLINS                  33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Masaru NISHIZAWA                       Hibiya Kokusai Building,                 Investment         Japanese
(Director)                             2-2-3 Uchisaiwaicho,                      Director
                                       Chiyoda-Ku, Tokyo 100

Maurice Joseph O'SHANNASSY             33 King William Street,                  Investment         Australian
(Director)                             London, EC4R 9AS                          Director

Thomas Andrew OATES                    33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Peter Vincent OLSBERG                  33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Roderick Louis PARIS                   33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

John PARSLOE                           33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Andrew Phillip PICKARD                 33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Ronald William PULLEN                  33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

John William RICHARDS                  33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Nicholas King RITCHIE                  33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Alexander Frederick                    33 King William Street,                  Investment         British
James ROE (Director)                   London, EC4R 9AS                          Director

Richard George ROYDS                   33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Lynn Christine RUDDICK                 33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Clifford John SHAW                     Warburg Asset Management                 Investment         British
(Director)                             Japan Ltd.,                               Director
                                       Hibiya Kokusai Building,
                                       7th Floor,
                                       2-2-3- Uchisaiwaicho,
                                       Chiyoda-ku, Tokyo 100

Ian Michael SLACK                      33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Peter William STANYER                  33 King William Street                   Investment         British
(Director)                             London, EC4R 9AS                          Director

Rodney STEEL                           33 King William Street                   Investment         British
(Director)                             London, EC4R 9AS                          Director

Hugh Alexander STEVENSON               33 King William Street,                  Chairman of        British
(Director)                             London, EC4R 9AS                          Mercury Asset
                                                                                 Management
                                                                                 Group plc

Barry William WOOLF                    33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Ewen Cameron WATT                      33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

James Edward MACPHERSON                33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Julius Lawrence Mark PURSAILL          33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Kenichi YOSHIDA                        33 King William Street,                  Investment         Japanese
(Director)                             London, EC4R 9AS                          Director

Stephen James THOMPSON                 33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director



                                                       MERCURY ASSET MANAGEMENT GROUP plc
Executive Officers                                                             Principal
and Directors                          Business Address                         Occupation       Citizenship

Chairman

Hugh Alexander STEVENSON               33 King William Street,                  Investment         British
(Chairman)                             London, EC4R 9AS.                         Director

Deputy Chairman

David William James PRICE              33 King William Street,                  Investment         British
(Deputy Chairman)                      London, EC4R 9AS.                         Director

Stephen Anthony ZIMMERMAN              33 King William Street,                  Investment         British
(Deputy Chairman)                      London, EC4R 9AS.                         Director

Vice Chairman

Carol GALLEY (Miss)                    33 King William Street,                  Investment         British
(Vice Chairman)                        London, EC4R 9AS.                         Director

Company Secretary

Charles Bowen FARQUHARSON              33 King William Street,                    Company          British
(Secretary)                            London, EC4R 9AS.                         Secretary

Directors

Paul Graham BOSONNET                   33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS.                         Director

David John CAUSER                      33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Andrew Searle DALTON                   33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS.                         Director

Peter Stormonth DARLING                33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Hugh Jon FOULDS                        33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Christopher Nigel                      33 King William Street,                  Investment         British
HURST-BROWN (Director)                 London, EC4R 9AS                          Director

Charles Vivian JACKSON                 33 King William Street,                  Investment         British
(Director)                             London, EC4R 9AS                          Director

Frederick David Stewart                33 King William Street,                  Investment         British
ROSIER (Director)                      London, EC4R 9AS                          Director

John Charles Grayson                   33 King William Street,                  Investment         British
STANCLIFFE                             London, EC4R 9AS                          Director
(Director)


ANNEX A

                    Mercury Asset Management Group plc

                              Directors Lists

                           CORPORATE INFORMATION

                                              Field of           Country of
Name                Registered Office         Activity           Incorporation

Mercury Asset       33 King William Street,   Holding Company    England
Management Group    London, EC4R 9AS

Mercury Asset       33 King William Street,   Investment         England
Management plc      London, EC4R 9AS          Management and
                                              Advice

ANNEX  B

                     Central European Media Enterprises Ltd.

                            CLASS `A`COMMON SHARES

DATE            PURCHASE      SALE      PRICE PER SHARE      DAILY TOTALS
03.12.97                                B/Fwd                1,741,450
03.24.97        25,000                  33.12500             1,766,450
03.25.97        12,500                  33.00000             1,778,950
03.26.97        33,000                  33.12500             1,811,950
04.01.97         3,000                  32.87500             1,814,950
04.02.97        10,000                  32.87500             1,824,950
04.07.97        33,000                  32.47340             1,857,950
04.11.97        20,000                  31.62500             1,877,950
04.15.97        13,800                  31.12500
                19,900                  31.23400
                 9,900                  31.15913             1,921,550